Exhibit 99.1

372908 PRESS RELEASE

AEGON THE NETHERLANDS IMPROVES THE TERMS

OF KOERSPLAN AND OTHER SPAARKAS PRODUCTS

The Hague, May 20, 2005 – AEGON The Netherlands improves the terms of KoersPlan and other spaarkas products. The improvements of the terms relate to the life insurance component of KoersPlan. The premium of the life insurance will, retroactively, be capped at 17% of the deposit. In addition, the premium of the life insurance component will be reduced by 10%, effective from January 1, 2006. Comparable improvements will also be applied to other spaarkas products.

In 2005, the improvements involve an amount of approximately EUR 100 million (pre-tax), which will be offset directly by a release of a previously established provision and will therefore have no effect on the earnings of AEGON The Netherlands in 2005. The effect of the improvements on future earnings will also amount to approximately EUR 100 million (pre-tax) and will be spread over many years.

For your convenience, please find below a translation of the press release of AEGON The Netherlands issued this morning.

AEGON the Netherlands improves terms of KoersPlan and other spaarkas products

AEGON the Netherlands improves the terms of KoersPlan and other Spaarkas products. It has become evident that in some cases a relatively large part of the deposits was used to pay the premium of the embedded life insurance policy. Even though the premium is determined in line with the associated risk, AEGON is of the opinion that a product improvement is appropriate.

The product improvement entails the establishment of an upper limit (the cap) on the premium of the embedded life insurance policy. This cap has been set at 17% of the regular deposits. This product improvement will be applied retroactively. If the premiums that have been paid exceed the cap, the excess will be credited to the investment retroactively. In addition, the premium of the life insurance component of the KoersPlan product will be reduced by 10% effectively January 1, 2006. AEGON has decided to implement these improvements after intensive discussions with the insurance Ombudsman.

Spaarkas products are long-term life insurance products. The (monthly) deposits are used to participate in an investment fund, to cover expenses and to pay the premium for the embedded life insurance policy. Policyholders of a KoersPlan that has expired or which have surrendered their KoersPlan can also benefit from the improvement in the product terms.

Johan van der Werf, CEO of AEGON the Netherlands said that with these measures, AEGON the Netherlands is putting into practice its policy to monitor potential undesirable effects of these long-term products. “It has come to our attention that in a number of cases, a relatively large part of the deposit has been used to pay the premium of the insurance part of the product. Even though this is justified since it reflects higher mortality risk, it does not align with the purpose of the KoersPlan product. That is why we are addressing this now. Where appropriate, we will also apply these principles to other spaarkas products”.

The improvement in the terms of KoersPlan and other spaarkas products will cost AEGON The Netherlands approximately EUR 100 million now and a comparable amount spread over the coming years. For the effect of these improvements on the annual results we refer to AEGON N.V.’s press release issued this morning.

KoersPlan policyholders will be informed by mail in the coming weeks. The details of the improvements will be finalized in the coming months. For further information we refer our clients to our websites www.aegon.nl and www.spaarbeleg.nl

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com